UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
New World Savings, Inc., d/b/a Guac (the "Company" or "we," "us," or "our")

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       California

       Date of organization
       August 21, 2017

Physical address of issuer

33831 Granada Drive, Dana Point, CA 92629, United States

Website of issuer

https://Joinguac.com

Current number of employees

The Company has 13 full-time employees. The Company utilizes the services of independent contractors and advisors.

Summary financial information is provided below for the most recent fiscal year ended December 31, 2022, and prior fiscal year ended December 31, 2021.

	Most recent fiscal year-end December 31, 2022	Prior fiscal year-end December 31, 2021
Total Assets	$ 910,365.64	$ 142,199.89
Cash & Cash Equivalents	$700,086.10	$ 215,262.85
Accounts Receivable	$0	$0
Short-term Debt	$ 597,457.13	$ 1,008,194.86
Long-term Debt	$ 2,542,100.70	$ 781,037.92
Revenues/Sales	$149,141.26	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/Loss	-$ 1,342,994.30	-$ 957,518.03

May 1, 2023

FORM C-AR: Annual Report

NEW WORLD SAVINGS, INC.



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2022

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by New World Savings, Inc., d/b/a Guac, a California corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about (i) the common stock offered and sold by the Company pursuant to Regulation Crowdfunding ("**Reg. CF**") under the Securities Act of 1933, as amended, or the Securities Act, during fiscal year ended December 31, 2020 and (ii) the Crowd Safe securities offered and sold by the Company pursuant to Reg. CF during the fiscal year ended December 31, 2021. A copy of this report may be found on the company's website at www.guacapp.com.

During the period from March 22, 2023 to April 28, 2023, the Company raised $498,829.64 (before offering expenses) from investors through the sale of its common stock on the Republic portal in its Reg. CF described in the previously filed Form C, dated March 22, 2023, and this Form C-AR (this "Offering").

During fiscal year 2021, the Company raised $136,000 (before offering expenses) through the sale of Crowd Safe securities on the Republic crowdfunding portal in an offering that is exempt from the registration requirements of the Securities Act under the exemption provided for under Reg. CF. Previously, in fiscal year 2020, the Company raised $644,497 (before offering expenses) from investors through the sale of its Common Stock on the Equifund crowdfunding portal in its Reg. CF offering described in the previously filed Form C, dated July 28, 2020, and previously filed Form C-AR. As of the date of this annual report, the Company raised a total of $2,690,932 through its offering on the Republic portal and $1,070,000 through its offering on the Equifund portal, and a total of $498,829.64 from this Offering.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.guacapp.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

New World Savings, Inc., d/b/a Guac, referred to herein as the "Company," as well as references to "we," "us," or "our", is a California corporation that was incorporated on August 21, 2017. The Company does business under the name Guac.

The Company is located at 9281 Research Dr., Irvine, CA. 92618.

The Company's website is www.guacapp.com.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Business Overview

Our corporate name is New World Savings, Inc. and we do business as Guac. We are a California corporation that was incorporated on August 21, 2017 for the purpose of developing and commercializing a mobile app called Guac that creates a new way to help users save for short-term goals and buy experiences.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing, investing in technology and product research, development, and investing in operations and infrastructure. The Company aims to achieve profitability by the third quarter of 2024. The capital we raise will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure and operations as we continue to aggressively grow and expand our business.

Our Products and/ or Services

Overview

The Company expects to generate revenue in three primary ways: (1) Interest earned on user funds held on account; (2) Application advertising and marketing; and (3) funds generated from partners through the Guac marketplace where we earn 10% on transactions conducted through the marketplace. We have developed a downloadable personal finance mobile application and marketplace called Guac that offers users a unique way to save money by triggering the deposit of a specified amount of each debit card transaction into separate accounts that we refer to as the "Guac Fund Accounts."

Guac is an easy-to-use application that transfers a user's specified cash amounts based on his debit card purchases, allowing a user to "save while he spends." The application allows users to determine how the amount transferred is calculated and applies those savings to short or long- term goals. Funds can be saved in a standard savings account or be earmarked in a specified account for specific events such as investing, vacations, a car, or a wedding. The user can have unlimited separate Guac Fund Accounts, with each Guac Fund Account linked to the user's personal bank account(s). Users may also transfer funds from their Guac Fund Accounts to their checking account or to other Guac users. They can also utilize their saved funds in the Guac Marketplace to purchase from our partners. A user may trigger saving to their account(s) by either selecting a certain percentage of their transactions or rounding up transactions to the nearest dollar. Either way, the user can specify an absolute limit per transaction (i.e., stop calculating a percentage to transfer once the purchase amount is above $20). The application, which utilizes Q2 CorePro and Plaid to access and execute ACH checking account pre-set instructions, automatically transfers the funds real-time as purchases are made. We believe that our app appeals to a market of consumers who grew up on the web and rely on technology such as Uber, Instacart, and Venmo. These users trust technology to make their daily lives more efficient.

How the Guac Fund Accounts Work

The Guac Fund Accounts are held as ledger accounts under a master Guac bank account. Each master account containing user funds are insured to $250,000 using insurance from the Federal Deposit Insurance Corporation. Guac

has selected National Bank of Kansas City as its launch bank.


1
User makes a purchase via debit card
2
The transaction is recorded at the user's bank
User Banks
3
CorePro executes ACH Instruction and makes the tranfer to Guac via Plaid.
CorePro/Plaid
Guac
4
When the goal is reached or the user wants to withdraw funds, they are transmitted to the specified user account

Customer Base

We operate in the fintech (financial technology) sector of the mobile applications market. Financial statistics indicate that this segment continues to have steady growth and investment at all stages. Specifically, we are targeting the Millennial and Gen Z users to create a community of users. There are 83.1 million Millennials in America. By 2025 Millennials will own the largest share of personal income of $8.3 trillion. At such time, Millennials will represent 75% of the workforce and 46% of total U.S. household income. Studies have indicated that 74% of Millennials believe that technology makes life easier; two recessions have affected Millennials' trust and confidence in traditional financial institutions. In 2015, a survey by Chime showed that 67% of Millennials say that they would prefer to use a debit card than a credit card. In 2014, the Wells Fargo Millennial Study showed while 8 in 10 Millennials say the recession taught them the importance of saving for the future, only 55% of the 1,639 Millennials surveyed have started saving for retirement. Those, who currently are not saving, say they won't be able to start until age 35. We are the solution for "simple, effortless savings" that does not threaten to change a user's lifestyle.

Intellectual Property

Please see our intellectual property list below.

Application or Registration #	Title	Description	File Date	Grant Date	Country
5,951,846	"GUAC"	Standard Character Mark	April 29, 2019	December 31, 2019	USA
6,332,471	"Save while you spend"	Standard Character Mark	July 29, 2020	April 27, 2021	USA
6,343,400	"I guac'd it"		May 16, 2020	May 4, 2021	USA

		Standard Character Mark			
90684105	"Spend. Save. Earn."	Standard Character Mark	April 30, 2021	Pending	USA
90567598	"What if saving was as easy as spending"	Standard Character Mark	March 9, 2021	Pending	USA
63/179,031	"Automated Saving Method and System"	Provisional Patent	April 23, 2021	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the following active domain names: https://Joinguac.com; and https://Guacapp.com.

Competition

We operate in the highly competitive financial technology, or fintech market and compete with other fintech companies and software and mobile application developers. Specifically, we face competition from other technology companies that provide event driven micro saving applications to consumers. These companies include the following:

- *Acorns*. Acorns is a smartphone app that "rounds up" your spending to the nearest dollar and invests that rounded difference. It is a micro savings service that allows the user to invest money only pennies at a time. Acorns does not offer the user the opportunity to create a goal or multiple goals to save and does not offer money transfers or bill payments. Acorns simply rounds up user's debit card purchases to purchase products from a number of retail partners or invest saved funds into the Acorns managed investment funds. Acorns currently has 3,500,000 members and raised nearly $63,000,000. In addition, Acorns charges $1.00 per month for accounts under $5,000 and .25% for accounts over of $5,000.

- *Qapital*. The Qapital app is designed to allocate small amounts of everyday purchases to user's Qapital account. Qapital was launched in May 2015 and, within five months, acquired users in all 50 U.S. states and has since raised $26 million in a new early-stage round of funding. The has 750,000 active users, adding 10,000 new accounts each week. Charging a monthly fee of $3.99. We offer a similar method of saving money, but believe our Guac app is more efficient and easier to use with its percentage based savings model. Qapital can be confusing to the user in our opinion. In addition, Qapital does not offer user-to-user money transfers.

- *Hello Digit*: Hello Digit is a micro-savings app designed to help users save small amounts of money over time. Similar to the Acorns app, it offers a first step towards consistent savings. Digit evaluates user spending habits and transfers money out of a linked bank account(s) into a Digit account using an algorithm. We allow the user to decide how much to save, when to save and create savings goals. However, Digit's algorithm limits the user's control and interaction with user's method of saving. Furthermore, Digit does not allow users to create separate funds with differing saving plans to reach your goal.

Based on market analysis, we believe that our products and services offer a focused user experience that is simple to use and marketable to the user. Our research indicates that competition is overwhelming the user with too many options to "micro-save", while other competitors only allow user to invest in securities or managed funds within the application. We, on the other hand, allow users to be in control of how much they save, how often, and what they would like to do with the money they save. In sum, we believe that we offer the user a very simple "save while you spend" micro savings application, user-to-user money transfers (think Venmo) and bill pay option in one simple, interactive handheld application.

Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Many of our competitors have substantially greater financial, technical, research, marketing, sales, service and other resources than us, and may develop processes or software applications that are superior to those of our company.

Supply Chain

Although the Company is dependent upon certain third-party vendors, specifically Plaid and Q2 Corepro, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On July 14, 2021, Steep Axis LLC, Scott Armstrong, Ryan Armstrong and New World Savings, Inc., (collectively, the "**Plaintiffs**") filed a Complaint in the Superior Court of the State of California, County of Orange, against Gangsta Breakout, LLC, PhD Labs, Inc., John Driscoll, and Naked Apps, LLC (collectively, the "**Defendants**") to recover certain monies and 250,000 shares of Company Class A Common Stock from Defendants which were paid to them under a series of contracts under which Defendants were supposed to develop a mobile application for Plaintiffs and did not perform under such contracts. The Company is seeking various remedies, including cancellation and/or return of the 250,000 shares of Company Class A Common Stock. The action is in its early stages and the Company cannot predict the outcome of such litigation at this time. The Company intends to vigorously prosecute this matter.

Other

Our principal address is 33831 Granada Drive, Dana Point, CA 92629, United States.

We conduct business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors Of the Company

Scott Armstrong, Director   **Dates of Board Service: August 2017 - Present**

Scott Armstrong is an experienced business professional and entrepreneur. Prior to Guac, Scott served as Regional Business Manager at WaveTec, which was sold to a Novartis company for $350,000,000. Prior to WaveTec, Mr. Armstrong founded Axis Eye Institute, which was successfully sold in 2007. Axis acquired young, highly qualified surgeons, while Scott used his operational and marketing expertise to grow and manage the business and build the practice for the young surgeons to eventually purchase.

In 1997, Monolith Capital, LLC, hired Scott as its Chief Operating Officer. Monolith was a hedge fund focusing on the transition from private market to public market. From 1993 to 1997, Scott was National Sales Manager for Medco Pharmaceuticals. While at Medco, he was responsible for developing and managing a sales force of 53 to drive sales in the U.S. and Puerto Rico. During his tenure, sales grew from 1.8M to 22.8M. Scott gained his sales management skills and ophthalmic experience from Johnson & Johnson starting in 1988 -1993.

Scott is our President and CEO and manages the day-to-day business and financial operations of our company and oversees business performance and execution of its short and long-term business plans. Scott formed Steep Axis, LLC, solely owned by Scott, to hold his shares in our company.

Scott Armstrong's Business Experience for the Last Three Years

Employer: New World Savings, Inc., d/b/a Guac
Employer's Principal Business: Development and commercialization of Guac mobile app.
Title: President and Treasurer
Dates of Service: August 2017- Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: WaveTech Vision
Employer's Principal Business: A U.S. based ophthalmology surgical technology company.
Title: Regional Business Manager
Dates of Service: May 2011 to August 2017
Responsibilities: Manage and grow sales in the western region of the United States

Education: Mr. Armstrong attended Arizona State University for 2.5 years, but did not matriculate.

Ryan Armstrong, Director   **Dates of Board Service: August 2017 - Present**

Ryan Armstrong is a business executive/entrepreneur with 10+ years in consulting, specializing in sales and marketing with a focus on social media & growth marketing. Ryan and Thomas Marquart, his head of social influencers, have built a team of effective conversion driven social influencers with a collective following of 25M+. Ryan was the Regional Sales Director of Alimera Sciences, a medical device company specializing in Ophthalmology. Ryan continues to consult in sales and marketing with a focus as the Vice President and Co-Founder of our company.

Ryan Armstrong's Business Experience for the Last Three Years

Employer: New World Savings, Inc., d/b/a Guac
Employer's Principal Business: Development and commercialization of Guac mobile app.
Title: President, Co-Founder and Director
Dates of Service: August 2017 - Present
Responsibilities: Mr. Armstrong leads are sales and marketing efforts and is VP of Operations.

Employer: Bar Above LLC

Employer's Principal Business: A marketing and social media influencing company.
Title: Founder
Dates of Service: April 23, 2018 – Present
Responsibilities: Responsible for providing marketing and social influencers for the Company.

Employer: Alamera Sciences
Employer's Principal Business: An ophthalmology pharmaceutical device company
Title: Regional Director
Dates of Service: November 2015 – November 2018
Responsibilities: Led the sales division for the western region of the United States.

Education: B.S. from Southern Methodist University

Richard Ingrassia, Director   **Dates of Board Service: March 2020 - Present**

Rich recently co-founded Wheelhouse Studios, a marketing-first venture studio, after 20+ years as a tech, media and Internet analyst and investment banker. At PwC, Roth Capital, SNL Kagan and Digital Offering, he supported more than $2 billion in public and private company financings and wrote the first equity research for Netflix, IMAX, micro-investing app Acorns and others. Rich has advised AT&T, Disney, DreamWorks and Intel on media strategy and operations and is an adjunct MBA professor at Concordia University Irvine. He's an alumnus of the University of Notre Dame and Northwestern University.

Richard Ingrassia's Business Experience for the Last Three Years

Employer: Wheelhouse Digital Studios LLC
Employer's Principal Business: Venture Finance
Title: Managing Partner
Dates of Service: August 2017 - Present
Responsibilities: Managing operations and strategy. Researching, analyzing and overseeing investments and portfolio company development.

Employer: Digital Offering LLC
Employer's Principal Business: Venture Finance
Title: Managing Director
Dates of Service: October 2013 - November 2018
Responsibilities: Researching, analyzing and overseeing investment offerings.

Education: University of Notre Dame (B.A. in Economics, 1987); Northwestern University (Masters in Journalism, 1994)

Officers Of the Company

Scott Armstrong, Chief Executive Officer and President
See "Directors of the Company" section above.

Ryan Armstrong, Chief Operating Officer and Secretary
See "Directors of the Company" section above.

John Bluher, Chief Financial Officer

John is the current Chief Financial Officer of the Company. He is a specialist in legal, financial management and operating growing early-stage companies. He is also a specialist in capital management, capitalization structuring, merger and acquisition, private equity, and valuations of public and private companies. From May 2016 to July 2020, Bluher was CFO for BlackRidge Technology International, Inc., (OTC:BRTI) a cyber defense and security company. From early 2015 to June 2016, Mr. Bluher was the CFO of Xpal Power, Inc., a Taiwan based public company engineering and manufacturing consumer electronics in China. From 2014 to 2015, Bluher was the Chairman, CEO, and President of Northsight Capital, Inc. (OTC:NCAP) and launched a marketing and advertising platform for selling marketing through internet websites and portals. From 2011 through 2014, Bluher was Co-Chairman, EVP and Chief Operating Officer for MusclePharm Corporation (OTC:MSLP). Mr. Bluher holds a Bachelor of Science and a J.D. degree from the University of Wyoming and has held FINRA Series 7, Series 24, 63, 65 and 14 licenses.

John Bluher's Business Experience for the Last Three Years

Employer: New World Savings, Inc., d/b/a Guac
Employer's Principal Business: Development and commercialization of Guac mobile app.
Title: Chief Financial Officer
Dates of Service: 2023 - Present
Responsibilities: Responsible for managing the finance, legal, and accounting departments.

Employer: Chief Financial Officer of BlackRidge Technology International, Inc. (OTC:BRTI) 2016 - 2020
Employer's Principal Business: Software Company
Title: Chief Financial Officer
Dates of Service: 2016 – 2020
Responsibilities: Mr. Bluher is responsible for managing the legal, finance, treasury, public relations, and administrative staff.
Education: University of Wyoming (B.S. 1980, J.D. 1983).

Thomas Marquart, Vice President of Marketing

Thomas is the Vice President of Marketing of the Company. He is a social media and digital marketing fanatic. With over 10 years of marketing expertise, he has a unique and progressive understanding of today's social media climate. Thomas also has a powerful network of social media and digital marketing professionals he leverages to achieve extraordinary results beyond those achieved through conventional marketing. He has successfully co-founded his own apparel business where he used his social media and digital marketing expertise to grow the business.

Thomas Marquart's Business Experience for the Last Three Years

Employer: New World Savings, Inc., d/b/a Guac
Employer's Principal Business: Development and commercialization of Guac mobile app.
Title: Vice President of Marketing
Dates of Service: 2020 - Present
Responsibilities: Mr. Marquart is responsible for marketing, social media management, and influencer relationships.

Employer: Dad Brand, LLC (dba "Dad Brand Apparel")
Employer's Principal Business: Clothing and apparel.
Title: Co-Founder
Dates of Service: 2016 – Present
Responsibilities: Mr. Marquart is responsible for operations, growth, e-commerce, marketing, strategic partnerships, social media management and influencer relationships. Oversight of all aspects of the business, major corporate decisions, and managing the overall operations of the business.

Education: Arizona State University (B.S. in Housing and Urban Development, 2010).

Employees

As of the date of this Form C-AR, the Company currently has 13 full time employees. The Company uses the services of independent contractors and advisors.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales and out limited operating history, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our app is based on new technologies and is subject to the risks of failure inherent in the development of a new product.

Because our app is based on new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that: (i) our new approach will not result in a product that gains market acceptance; (ii) our app and the technology powering it may unfavorably interact with other types of commonly used applications and services, thus restricting the circumstances in which it may be used; (iii) proprietary rights of third parties may preclude us from marketing our app; (iv) or third parties may market a superior product. As a result, our activities may not result in a commercially viable product and our sales, revenue and financial condition would be materially adversely affected.

If we are unable to maintain a good relationship with the markets where our app is distributed, our business will suffer.

Apple's "App Store" and Google's "Google Play" will be the primary distribution, marketing, and promotional platforms for our app. Our app and related service is only made available through these platforms and any deterioration in our relationship with Apple or Google would harm our business and adversely affect the value of our stock. We are subject to Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution and operation of apps on their platforms. Our business would be harmed if: (i) Apple or Google discontinues or limits access to its platform by us and other app developers; (ii) Apple or Google modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Apple or Google changes how the personal information of its users is made available to application developers on their respective platforms or shared by users; (iii) Apple or Google establishes more favorable relationships with one or more of our competitors; (iv) or Apple or Google develops its own competitive offerings.

We could benefit from Apple and Google's strong brand recognition and large user base. If Apple or Google loses its market position or otherwise falls out of favor with users, we would need to identify alternative channels for marketing, promoting and distributing our app, which would consume substantial resources and may not be effective. In addition, Apple and Google have broad discretion to change their terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. Any such changes in the future could significantly alter how our app users experience our app or interact within our app, which may harm our business.

Major network failures could have an adverse effect on our business.

Our technology infrastructure is critical to the performance of our app and customer satisfaction. Our app runs on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain the primary elements of this system, but third parties that we do not control and which would require significant time to replace operate some elements of this system. We expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology security that affect third-party networks, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol-enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers' wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new

products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

If our proposed technologies are not accepted by the market our business prospects will suffer.

To support our business plan, we must develop technologies, develop strong brands and make significant capital investments. Should we invest in or design technologies that are not accepted in the marketplace, or if our technologies are not brought to the market in a timely manner, this could materially and adversely impact our company.

There is no assurance that there is a market for our technologies, the size of the market, or the market's acceptance of our applications. Sales outcomes are based upon a variety of factors which cannot be assured. If we fail to successfully develop and commercialize our applications, or if the applications are not accepted by the market, our business prospects will suffer.

Our business model is dependent on user growth and developing strategic partnerships to fuel user growth. If we are not successful in developing these partnerships our business plan will fail and our financial condition, operations and prospects will be adversely affected.

We depend on establishing and maintaining licensing, co-brand and revenue sharing relationships with high-traffic web sites and other technology providers. Increasing the number of these relationships is a key element of our strategic plan. Our business could be adversely affected if we do not establish and maintain additional strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our web sites or additional revenues.

We currently have only nominal verbal commitments from strategic partners that could engage in our marketplace or on whose platform or application we can engage. If we are not able to convert these verbal commitments into binding agreements and expand the number of such agreements, we may have significant difficulty in expanding our user base. Failure to expand our user base would result in our inability to generate any significant level of revenues and our financial condition, operations and prospects would be materially adversely affected. Accordingly, there is no guarantee that we will generate any material level of revenues from advertising or through strategic partnerships.

Defects in our app and the technology powering our technological platform may adversely affect our business.

Tools, code, subroutines and processes contained within our app may contain defects when introduced and also when updates and new versions are released. If our app or an update to our app contains defects or quality problems, we may become subject to adverse publicity, reduced use of our app, product redevelopment costs, loss of or delay in market acceptance of our product or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Failure to comply with federal and state privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other devices. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

We depend on certain key personnel, including our President, Scott Armstrong. The loss of any of these key personnel would have a material adverse impact on our business, financial condition and future prospects.

The success of our company is highly dependent upon certain key management, including our President, Scott Armstrong. The loss of the services of this employee could have a material adverse effect on our business, financial condition, and the results of its operations. There can be no assurance that this employee will remain with our company in the future due to circumstances either within or outside of their control. Further, we do not carry, and do not intend to carry, life insurance or key man insurance on its employees.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Steep Axis, LLC*	7,500,000 shares of Common Stock	24.56%
Scott Armstrong	1 share of Series X Preferred	50.000002%

*Scott Armstrong is the sole owner of this entity.

Capitalization

The Company's authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 20,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Within Preferred Stock, a series of Preferred Stock designated as Series X Preferred Stock has been created (the "**Series X Preferred Stock**"). The Series X Preferred Stock consists of one authorized share and, in addition to having protective provisions regarding amendments of the Company's Certificate of Incorporation, provides for voting rights equal to the number of votes then held or entitled to be made by all equity holders of the Company, including the Common Stock, plus one. At the closing of this Offering, assuming only the Target Offering Amount is sold, 15,046,225 shares of Common Stock and no shares of Preferred Stock and 1 share of Series X Preferred Stock, respectively, will be issued and outstanding.

The holder of the Series X Preferred Stock is Scott Armstrong. As a result of the ownership of one share of Series X Preferred Stock, Mr. Armstrong will at all times have a majority of the votes cast at any meeting (or by written consent) and therefore controls our company.

Neither the shares of our common stock issued in our 2023 or 2020 Reg. CF offerings have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

Convertible Promissory Notes

During fiscal year 2022, we converted all of our outstanding convertible promissory notes into shares of common stock of our company. Pursuant to this conversion, we issued 1,660,731 shares of common stock.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	15,427,628*
Par Value Per Share	$0.0001

Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%**

* In July 2020, the Company converted each share of then outstanding Class A and Class B common stock into one share of Common Stock. Immediately thereafter and on such date, each one (1) share of Common Stock that was issued and outstanding at such time, was split into ten (10) fully paid, nonassessable shares of Common Stock, through the issuance of a nine (9) share stock dividend.

** This percentage is based upon outstanding common stock and excludes from the calculation: (a) one share of Series X Preferred Stock that is outstanding, (b) awards under our stock incentive plan for a total of 400,000 options that have not fully vested, and (c) a total of $2,409,554.11 in investment amount of SAFE securities having a valuation cap of $18,500,000. The percentage does include (a) awards under our stock incentive plan for an aggregate of 75,000 shares of common stock, (b) 150,000 shares of common stock not yet fully vested under advisor agreements.

Type	Series X Preferred Stock
Amount Outstanding	1
Par Value Per Share	$0.0001
Voting Rights	All outstanding voting shares, plus one (1) additional share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This stock will not be limiting or dilutive to the Security issues pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Less than 1%, but having a vote equivalent to all outstanding voting shares, plus one (1) additional share.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type of security	Crowd SAFE Notes
$2,409,554.11	$2,409,554.11
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $18.5 million
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs may be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Cannot be determined at this time.

Type	Equity Awards under the Company's 2021 Stock Incentive Plan
Amount Outstanding	300,000 options to Purchase Shares of the Company's Common Stock having an exercise price of $0.50, subject to vesting. 75,000 restricted stock units that were issued at par value and are fully vested.
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise of the stock options, more shares will be outstanding, and the holders of Common Stock will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

INDEBTEDNESS OF THE COMPANY

As of the date of this Form C-AR, the Company has no outstanding debt.

PAST EXEMPT OFFERINGS OF THE COMPANY

We issued a total of 10,881,630 shares of common stock to our initial stockholders under Section 4(a)(2) of the Securities Act.

We also had a concurrent common stock offering under Regulation D, Rule 506(c) of the Securities Act. We also previously raised funds through a Regulation D, Rule 506(c) offering. The date of the first sale was September 18, 2020. In 2020, we also had a convertible note offering under Regulation D, Rule 506(b) of the Securities Act. The date of the first sale was November 12, 2019, and we converted the convertible notes to common stock in December 2022. As of the date of this annual report, we raised $662,500 through the Regulation D offerings and issued a total of 2,310,731 shares of common stock.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,088	10,881,630	N/A	March 3, 2020	Section 4(a)(2)
Common Stock	$325,000	650,000	General Working Capital	September 18, 2020; September 26, 2020; April 28, 2021	Reg. D Rule 506(c)
Common Stock	$1,051,947	2,103,894	N/A	April 22, 2021	Reg. CF
Convertible Notes	$337,500	19	General Working Capital	Between November 12, 2019 and July 20, 2020	Reg. D Rule 506(b)
SAFE Securities	$2,409,554.11	N/A	General Working Capital	Between October 22, 2021 and March 10, 2022	Reg. CF
Common Stock	$498,829.64	156,373	General Working Capital	Between March 22, 2023 and April 28, 2023	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Results of Operations

We had $59,657 in sales in the fiscal year ended December 31, 2022, and no sales in the fiscal year ended December 31, 2021. Such an increase is due to our introduction of subscription and transfer fees within the app. We also had other revenue of $89,483, which is composed of revenue that we received through additional users of our product based on successful additional advertising efforts, as compared to no other revenue for fiscal year ended 2021. The increase in other revenue may be attributed to successful advertising campaigns for our app. Our sales and marketing expenses for fiscal year 2022 were $723,408 as compared to $579,064 in the fiscal year ended 2021. Our research and development expense in fiscal year 2022 was $308,424.61, as compared to $191,251 in fiscal year 2021. The increase in research and development expense is the result of an increase in employees in the development division. Our total operating expenses in fiscal year 2022 were $1,492,282 as compared to $957,532 in fiscal year 2021. This increase is the result of the growth in our business. In addition, we had $31.47 in interest expense in fiscal year 2022, as compared to no interest expense in 2021. Our net loss was (1,342,994.30) in fiscal year 2022, compared to a net loss of (957,518.03) in fiscal year 2021. The increase in net loss is attributable to additional funding into the business.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of February 28, 2023, the Company had an aggregate of $649,000 in cash and cash equivalents, leaving the Company with approximately 8.1 months of estimated runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

We had a net loss from operating activities of (1,342,994.30) in fiscal year 2022, compared to a net loss of (957,518.03) in fiscal year 2021. This increase in net loss is attributable to the factors described above under "*Results of Operations.*"

In fiscal year 2021, we received $137,000 (before offering expenses) from investors through the sale of our Crowd SAFE Notes on the Republic portal in our Reg. CF offering and in 2020 we received $644,497 (before offering expenses) from investors through the sale of our Common Stock on the Equifund portal in our Reg. CF offering and $175,000 from Rule 506(c) Common Stock offering. In fiscal year 2019 we raised $86,000 through the sale of our convertible notes and received an advance from our Chief Executive Officer in the amount of $85,186. For a description of our convertible notes, see "*Convertible Promissory Notes*" of this Form C-AR above.

From March 22, 2023 to April 28, 2023, we received $498,829.64 (before offering expenses) from investors from the sale of our common stock on the Republic portal in our Reg. CF offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures over the course of the next twelve months.

Material Changes and Other Information

None.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

We offered up to 783,699 shares of our common stock through a sale of our common stock on the Republic portal in a Reg. CF offering described in the previously filed Form C, dated March 22, 2023. We are authorized to issue 200,000,000 shares of common stock, $0.0001 par value per share. As of the date of this annual report, a total of 15,827,628 shares of our common stock are issued and outstanding.

Previously, in 2020, we offered up to 2,140,000 shares of our common stock through the sale of our common stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated July 28, 2020.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Holders of our common stock are entitled to one vote per share of common stock held. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights. Holders of common stock are entitled to elect three Directors.

Dividends. Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Anti-Dilution Rights. The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock, $0.0001 par value per share. Within Preferred Stock, a series of Preferred Stock designated as Series X Preferred Stock was created. The Series X Preferred Stock consists of one authorized share and, in addition to having protective provisions regarding amendments of the Company's Certificate of Incorporation, provides for voting rights equal to the number of votes then held or entitled to be made by all equity holders of the Company, including the common stock, plus one. As of the date of this annual report, one share of the Series X Preferred Stock is outstanding.

Crowd Safe Securities

Dividends

The Crowd Safe Crowd securities, or the Crowd Safe, do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "Equity Financing"), the Crowd Safe are convertible at the option of the Company, into CF Shadow Securities, which are non- voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Crowd Safe in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Crowd Safe upon the first Equity Financing following the issuance of the Crowd Safe, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Crowd Safe (the "Purchase Amount") by (a) or (b) immediately below (the "Conversion Price"):

(a)   the quotient of $18,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Crowd Safe then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Crowd Safe (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b)   if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "First Equity Financing Price".

Conversion After the First Equity Financing

If the Company elects to convert the Crowd Safe upon an Equity Financing other than the first Equity Financing following the issuance of the Crowd Safe, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "Cash-Default Investors") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "Liquidity Event") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "Cash Out Option") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $18,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible Securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"IPO" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Crowd Safe Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Crowd Safe terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Crowd Safe (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Crowd Safe terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Crowd Safe) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Crowd Safe nor the securities issuable upon the conversion of the Crowd Safe have voting rights. The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Crowd Safe do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Crowd Safe sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Crowd Safe during the one-year holding period beginning when the Crowd Safe were issued, unless such Crowd Safe are transferred:

(1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Crowd Safe Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Crowd Safe may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Crowd Safe or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Crowd Safe or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.
Furthermore, upon the event of an IPO, the capital stock into which the Crowd Safe are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Crowd Safe.

- The Crowd Safe do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Crowd Safe, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

The Company has conducted the following transactions with related persons:

(1)   Ryan Armstrong, the Company's President and Co-Founder, is the sole owner of Bar Above LLC, which, since 2019, has provided marketing social influencers to the Company. Bar Above LLC collects a 1% fee for its services in building, executing and compensating his team of influencers. Bar Above has collected 1%, or $2,469, for providing its services to the Company.

(2)   In June 2019, the Company issued a demand note to Steep Axis, LLC, owned by Scott Armstrong, the Company's Chief Executive Officer and Co-Founder. The demand note bears interest at 7%. The current remaining balance owed Steep Axis is $8,462.

(3)   Periodically, the Company pays a management fee to Steep Axis, LLC. Management fees during the year ended December 31, 2021 were $0. In 2022, $64,852 was paid to Steep Axis, LLC.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached unreviewed 2022 financials and unaudited and unreviewed 2021 financial statements are true and complete in all material respects.

/s/ Scott Armstrong
(Signature)

Scott Armstrong
(Name)

CEO & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Armstrong
(Signature)

Scott Armstrong
(Name)

Director
(Title)

May 1, 2023
(Date)

/s/ Ryan Armstrong
(Signature)

Ryan Armstrong
(Name)

Director
(Title)

May 1, 2023
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

Balance Sheet

New World Savings
As of December 31, 2022

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
BUSINESS CHECKING ...4770	700,086.10
Total Cash and Cash Equivalents	**700,086.10**
Accumulated Amortization	(11,968.00)
Cash	15,223.54
Common Stock Issuance Costs	70,235.00
NBKC Reserve Account	8,500.00
Note Receivable	25,196.00
Prepaid Insurance	509.00
Start Up Costs	102,584.00
Total Current Assets	**910,365.64**
Total Assets	**910,365.64**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	8,636.00
Accrued Interest Payable	19,135.00
Current Portion of Convertible Debt	86,000.00
Less: Current Portion of Convertible Debt	(86,000.00)
NBKC Reserve Account Held In Trust (Contra)	3,000.00
Pending Investment	50,000.00
Suspense	471,049.21
Visa Signature Business	45,636.92
Total Current Liabilities	**597,457.13**
Long Term Liabilities	
Convertible Debenture	2,413,416.97
L/P - 506c - Doug Hummer	50,000.00
L/P - Brian Hebets	25,000.00
L/P - Equifund	27,548.12
L/P - Ryan Armstrong	100,000.00
L/P - Scott Armstrong	100,000.00
Loan	(159,464.91)
N/P - Steep Axis WF LOC 7928	(10,000.00)

	DEC 31, 2022
SBA Loan	(4,399.48)
Total Long Term Liabilities	**2,542,100.70**
Total Liabilities	**3,139,557.83**

Equity

Additional Paid In Capital - Excess Over Par	895,788.00
Common Stock	169.00
Current Year Earnings	(1,342,994.30)
Retained Earnings	(1,782,154.89)
Total Equity	**(2,229,192.19)**
Total Liabilities and Equity	**910,365.64**

Income Statement (Profit and Loss)

New World Savings
For the year ended December 31, 2022

	2022
Income	
Interest Income	146.96
Other Revenue	89,483.45
Sales	59,657.81
Total Income	**149,288.22**
Gross Profit	**149,288.22**
Operating Expenses	
Advertising	723,408.58
Bad Debts	40,000.00
Bank Service Charges	185,277.09
Consulting & Accounting	64,852.00
Dues & Subscriptions	1,742.68
Entertainment	545.19
Executive Management	33,333.32
Income Tax Expense	800.00
Insurance	266.36
Interest Expense	31.47
Legal Expenses	55,823.70
Research & Development	308,424.61
Telephone & Internet	1,124.13
Travel	1,236.75
Wages and Salaries	75,416.64
Total Operating Expenses	**1,492,282.52**
Operating Income	**(1,342,994.30)**
Net Income	**(1,342,994.30)**